Filed by Aon Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.
Commission File No.: 001-31351

The attached is an updated version of a presentation that Aon Corporation provided to investors in connection with the merger of Hewitt with Aon. This presentation was previously filed pursuant to Rule 425 on July 12, 2010. Only Slides 11 and 12 of the presentation have been modified. Slide 11 contains additional commentary relating to expected operating margin improvement, and Slide 12 contains additional information regarding expected non-cash intangible amortization expense

Hewitt Merger with Aon Corporation Presentation to Investors July 12, 2010

Safe Harbor Statement This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. 2

Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations. Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above. 3

Strengthens Leadership Position in Risk and People Substantially strengthens the core strategy of Aon – to be the “Preeminent Professional Services Firm” in the world focused on risk and people Upon completion of the merger, Aon will be the global leader in Risk and Human Capital Solutions 4 #1 ADVISOR ON RISK GLOBALLY #1 Primary Insurance Brokerage #1 Reinsurance Brokerage #1 Captive Management Leader in Affinity Programs #1 IN HUMAN CAPITAL SOLUTIONS #1 in Benefits Outsourcing #1 in HR Business Process Outsourcing Leader in HR Consulting Employee Benefits Retirement Investment Management Compensation Market positions based on Business Insurance magazine 2009 Reader's Choice Awards Nelson Hall "HR Market Outsourcing Forecast 2009-2013“, November 2009

Highlights of Transaction Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of 50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9, 2010 Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates EBITDA Creates global leader in human capital solutions with combined Aon Hewitt revenues of $4.3 billion Expect to deliver $355 million of annual savings in 2013 Transaction is expected to be accretive on a GAAP EPS basis in 2012, on an Adjusted EPS basis in 2011 and significantly accretive to cash earnings in 2011 Generates strong cash flow with increased financial flexibility Expect to create $1.5 billion of shareholder value 5

Strategic Rationale – Aon Hewitt The merger of Hewitt with Aon will create a global leader in human capital solutions with the following strengths: Combined Aon Hewitt revenues of $4.3 billion and 29,000 associates globally Leading global brand and client service recognized worldwide Complementary product and service portfolio across consulting, benefits outsourcing and HR business process outsourcing Diversified presence across large corporate and middle market globally Expected long-term operating margin in Aon Hewitt of 20% Strong cash flow generation with increased financial flexibility 6

Highly Complementary Product and Service Portfolio Aon Consulting FY09 Revenue $1.3 billion Hewitt FY09 Net Revenue $3.0 billion Aon Hewitt FY09 Net Revenue $4.3 billion Combination creates industry-leading product and service portfolio High mix of recurring revenues Business lines focused on growth segments of the market 7 HR BPO $480 16% HR BPO $480 11% Consulting $1,012 33% Consulting $2,087 49% Consulting $1,075 85% Benefits Outsourcing $191 15% Benefits Outsourcing $1,550 51% Benefits Outsourcing $1,741 40%

Significant Cross-Sell Opportunities Leverage Hewitt’s brand strength and product and services portfolio through Aon’s extensive middle market client base Distribution Increased premium flow enhances relationships with carriers globally Shares extensive brokerage infrastructure such as salesforce.com Market Access Premium Hewitt brand available to risk services client leaders Clients looking for global capabilities and infrastructure Risk and human capital services increasingly becoming more linked Cross-sell Aon’s industry-leading risk services product portfolio to Hewitt’s client base 8 Clients Leverage Aon’s brand strength and product and services portfolio through Hewitt’s extensive large corporate client base Products Cross-sell Hewitt’s benefits outsourcing and HR BPO services to Aon’s client base

Hewitt Brand Globally recognized as one of the foremost HR consulting and outsourcing providers Benefits Outsourcing Industry-leader in global large corporate segment serving over 21 million participants Health & Benefits Industry-leading strategies, data and analytics and program management focused on large corporate segment Strengthens Combined Client-Serving Capabilities Retirement Top-3 retirement firm with broad based capabilities across actuarial, pension risk, defined contribution and investment consulting Talent & Human Capital Global, full spectrum capabilities spanning leadership, talent and performance, HR effectiveness and corporate transactions HR BPO World’s largest HR BPO provider serving approximately 700,000 participants Compensation Complete range of compensation and rewards services backed by powerful research and data Strong brand in middle market benefits Approximately $200 million outsourcing practice focused on middle market Aon Consulting One of the largest, wholly-owned networks of worldwide offices with extensive specialized global resources Broad-based actuarial, pension risk and investment consulting US based practice focused on talent management Not serving HR BPO clients Delivering a sector-based analytical approach with industry-leading brands of Radford & McLagan 9

Expect to Deliver $355 million of Synergies Expect to deliver $355 million of annual savings in 2013 Savings represent 10% of Aon Hewitt’s FY2009 operating expense base EPS accretion is driven primarily by cost reductions Revenue Minimal revenue leakage due to highly complementary client base is expected to be offset by cross-sell opportunities and improved utilization rates Expenses Reduction in back-office areas and public company costs Overlap in management and front-office areas Leverage of technology and offshore capabilities Expect to incur restructuring costs of $249 million ($168 million of costs in 2011 and $81 million in 2012) $ in millions % of net savings (midpoint of range) 66% 92% 100% 10 $355 $229 - 242 $318 - 335 2011 2012 2013

 Long-Term Operating Margin in Aon Hewitt of 20% Aon Consulting* Aon Hewitt Primary drivers of expected operating margin improvement include: $355 million of synergies, decreasing intangible amortization expense and operational improvement in HR BPO Expect to achieve long-term operating margin in Aon Hewitt of 20% * See appendix for Non-GAAP reconciliation Hewitt* 20% 11 $191 $226 $218 14.2% 16.7% 17.2% FY07 FY08 FY09 $448 $555 $643 10.5% 12.3% 15.1% FY07 FY08 FY09 Long- Term 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% $257 $329 $425 8.9% 10.6% 14.1% FY07 FY08 FY09

Transaction Delivers Increased Shareholder Returns Estimated EPS Accretion / Dilution 2011 2012 2013 EPS - GAAP -8.4% 1.2% 5.8% EPS - Adjusted¹ 1.2% 5.4% 5.8% ¹ Adjusted EPS excludes restructuring costs of $249 million ($168 million in 2011 and $81 million in 2012) * Cash earnings excludes pre-tax intangible amortization expense related to the transaction of $259 million in 2011, $243 million in 2012, and $224 million in 2013, taxed at an effective tax rate of approximately 30% 12 We expect the transaction to be accretive on a GAAP EPS basis in 2012 and on an Adjusted EPS basis in 2011 We expect the transaction to be significantly accretive to cash earnings* in 2011 On a risk adjusted basis, the transaction is expected to deliver an approximately 100 bps improvement to ROIC, when compared to potential share repurchase over the time-frame of the transaction

Strong Cash Flow Generation (EBITDA) Aon* Hewitt* Total EBITDA Aon and Hewitt generated $2.2 billion of total EBITDA in FY2009 Aon and Hewitt combined will provide greater cash flow flexibility to create long-term shareholder value High mix of recurring revenue and complementary product portfolio provides greater cash flow stability 13 * See appendix for Non-GAAP reconciliation $1,318 $1,468 $1,619 18.2% 19.5% 21.3% FY07 FY08 FY09 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% $447 $504 $590 15.4% 16.3% 19.6% FY07 FY08 FY09 $1,765 $1,972 $2,209 17.4% 20.8% 18.6% FY07 FY08 FY09

Expect to Create $1.5 billion of Shareholder Value Purchase Price Value Creation Hewitt plus Synergies $4.9B $1.5B $6.4B $1.5 billion of value creation represents the Discounted Cash Flow (DCF) value of Hewitt plus synergies, less the purchase price Transaction creates significant value through net run-rate synergies of $355 million Transaction utilizes additional leverage against under-leveraged Hewitt cash flow generation while maintaining current investment grade credit ratings 14

Expect to Maintain Investment Grade Credit Ratings Transaction will be financed with 50% cash and 50% stock in order to maintain current investment grade credit ratings of BBB+/Baa2 Credit benefits of the transaction include: Increased revenue base Increased diversity of revenue base Increased EBITDA and EBITDA margins over the long-term Financing commitments for 100% of cash consideration are in place via a $1.5 billion bridge facility and a $1.0 billion bank term loan All of the financing is expected to be completed in the U.S. including: A $1.0 billion three-year bank term loan maturing 10% in year 1, 10% in year 2 and 80% in year 3, with pricing at Libor + 250 bps A $1.5 billion bridge facility The company expects to issue unsecured notes prior to drawing on the bridge facility 15

Transaction Terms and Timing / Major Milestones Transaction Terms: Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of 50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9, 2010 Aggregate fully diluted equity value of the transaction is $4.9 billion consisting of $2.45 billion of cash and the issuance of 64.0 million shares Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates EBITDA Timing / Major Milestones: We expect to close the transaction by mid-November Major completion milestones: - Prepare and file joint proxy statement / prospectus - Receive regulatory approvals - Receive stockholder approvals 16

17 Q & A

Appendix 1 – Reconciliation of Operating Income 18 Aon Corporation ($ in millions) FY07 FY08 FY09 Consulting revenue 1,345 $ 1,356 $ 1,267 $ Income from continuing operations before taxes - as reported 180 $ 208 $ 203 $ Restructuring 11 $ 17 $ 35 $ Pension Curtailment - 1 (20) Income from continuing operations before taxes - as adjusted 191 $ 226 $ 218 $ Operating income % - as adjusted 14.2% 16.7% 17.2%

Appendix 2 – Reconciliation of Operating Income 19 Hewitt Associates, Inc. ($ in millions) FY07* FY08* FY09 Reported net revenue 2,921 $ 3,151 $ 3,004 $ Adjustments HR BPO divestitures (21) $ (32) $ - $ HR BPO contract restructuring - (23) - Total adjustments (21) $ (55) $ - $ Underlying net revenue 2,900 $ 3,097 $ 3,004 $ Reported operating (loss) income (143) $ 313 $ 434 $ Adjustments Amortization of one-time IPO related grant of restricted stock to employees - $ - $ - $ Goodwill and asset impairments / loss provisions 329 - - Severance 32 - - Real estate 29 45 - HR BPO contract restructuring 15 12 - Litigation settlement 5 - - HR BPO divestitures (9) (41) (9) Total adjustments 400 16 (9) Underlying operating income 257 $ 329 $ 425 $ Underlying operating margin 8.9% 10.6% 14.1% * For comparative purposes, fiscal 2008 underlying results have been recast to reflect the impact of the HR BPO businesses divested in fiscal 2009. Fiscal 2007 underlying results have not been recast to reflect HR BPO divestitures in fiscal 2008 and fiscal 2009 and thus are not comparable to fiscal 2008 and 2009.

Appendix 3 – Reconciliation of EBITDA 20 Aon Corporation ($ in millions) FY07 FY08 FY09 Total revenue 7,234 $ 7,528 $ 7,595 $ Income from continuing operations before taxes - as reported 1,003 $ 940 $ 1,021 $ Restructuring 85 $ 254 $ 412 $ Pension curtailment - 8 (78) Benfield integration costs - 2 15 Anti-bribery and compliance initiatives - 42 7 Reinsurance litigation 21 - - UK balance sheet reconciliation difference 15 - - Income from continuing operations before taxes - as adjusted 1,124 $ 1,246 $ 1,377 $ Operating income % - as adjusted 15.5% 16.6% 18.1% Depreciation & amortization 194 $ 222 $ 242 $ EBITDA 1,318 $ 1,468 $ 1,619 $ EBITDA % 18.2% 19.5% 21.3%

Appendix 4 – Reconciliation of EBITDA 21 Hewitt Associates, Inc. ($ in millions) FY07* FY08* FY09 Reported net revenue 2,921 $ 3,151 $ 3,004 $ Adjustments HR BPO divestitures (21) $ (32) $ - $ HR BPO contract restructuring - (23) - Total adjustments (21) $ (55) $ - $ Underlying net revenue 2,900 $ 3,097 $ 3,004 $ Reported operating (loss) income (143) $ 313 $ 434 $ Adjustments Amortization of one-time IPO related grant of restricted stock to employees - $ - $ - $ Goodwill and asset impairments / loss provisions 329 - - Severance 32 - - Real estate 29 45 - HR BPO contract restructuring 15 12 - Litigation settlement 5 - - HR BPO divestitures (9) (41) (9) Total adjustments 400 16 (9) Underlying operating income 257 $ 329 $ 425 $ Underlying operating margin 8.9% 10.6% 14.1% Depreciation & Amortization 190 $ 175 $ 165 $ EBITDA 447 $ 504 $ 590 $ EBITDA% 15.4% 16.3% 19.6% * For comparative purposes, fiscal 2008 underlying results have been recast to reflect the impact of the HR BPO businesses divested in fiscal 2009. Fiscal 2007 underlying results have not been recast to reflect HR BPO divestitures in fiscal 2008 and fiscal 2009 and thus are not comparable to fiscal 2008 and 2009.